Exhibit (b)(B)

May 6, 2011

Monex Group, Inc.

Re: Commitment Letter

Dear Sirs:

Mizuho Corporate Bank, Ltd. (the “Bank”) hereby confirms its firm and irrevocable commitment to provide a loan facility up to an aggregated maximum amount of 10 billion Japanese Yen (the “Loan”) subject to the terms and conditions of the attached summary to Monex Group, Inc. (the “Purchaser”) to be used for the proposed transaction of acquiring the shares of TradeStation Group, Inc. (the “Target”) by way of public tender offer and following cash-out merger (the “Proposed Transaction”) .

The Loan to be advanced under this Commitment Letter will be provided on the condition that (i) the definitive agreement(s) concerning the Proposed Transaction be executed by and between the Purchaser and the Target in the form and contents reasonably satisfactory to the Bank, (ii) the public tender offer by the Purchaser in acquiring the shares of the Target has been completed successfully, (iii) all necessary approvals for the Proposed Transaction are or will be obtained, (iv) the representations and warranties of the Purchaser under the definitive agreement of the Loan between the Purchaser and the Bank shall be true and correct in all material respects, (v) the information provided to the Bank from the Purchaser until May 6, 2011 has not been changed or altered in such manner and extent as might be materially affect the basis of debt financing decision by the Bank.

This Commitment Letter becomes effective as of the date hereof and will remain effective until the earlier of (i) September 30, 2011, (ii) the closing of the Proposed Transaction or (iii) the date on which the Purchaser and the Bank agree not to continue with the Loan.

This Commitment Letter shall be governed by, and construed in accordance with, the laws of Japan. The Tokyo District Court shall have the exclusive jurisdiction as a court of first instance with regards to any dispute between the Bank and the Purchaser concerning this Commitment Letter and the Loan.

Very truly yours,

/s/ Kazuaki Chokki
Name:	Kazuaki Chokki
Title:	General Manager
Kabutocho Corporate Banking and Securities Business Division Mizuho Corporate Bank, Ltd.

Summary of Terms and Conditions

Borrower:	Monex Group, Inc.

Lender:	Mizuho Corporate Bank, Ltd.

Amount:	In the principal amount up to JPY 10 billion

Final Maturity Date:	five (5) years from the effective date (the “Effective Date”) of the definitive agreements of the loan (the “Agreements”). The Effective Date shall occur when the Agreements are signed between the Borrower and the Lender.

Interest Rate:	six (6) months TIBOR plus the applicable margin

Purpose:	To finance part of the consideration payable for the acquisition (the “Acquisition”) of the shares of the TradeStation Group, Inc. (the “Target”) pursuant to the public tender offer and cash-out merger

Schedule Repayment:	Balloon payment whereby part of the principal amount to be repaid in equal amortization on the last business day of each Interest Period following the Effective Date and the remainder to be repaid on the date falling five (5) years from the Effective Date.

Interest Period:	six (6) months

Interest Payment Date:	On the last business day of the Interest Period.

No Re-borrowing :	Amounts prepaid in respect of the facility may not be re-borrowed.

Representation:	Corporate existence; corporate power and authority; the Agreements and any agreement relating to the Acquisition to which the Borrower is a party (including, without limitation, the share purchase agreement) being on the closing date thereof legally binding, valid and enforceable; validity and admissibility in evidence; no conflict with constitutional documents, regulation, law or contractual obligations; no actual default (in relation to a Event of Default defined under the Agreements only); no insolvency; accuracy of information.

Events of Default:	Insolvency related events; insolvency proceedings; creditor’s process; material adverse change or effect; material breach of obligation under the Agreements or the Acquisition related documents.

Governing Law and Jurisdiction:	Laws of Japan and subject to exclusive jurisdiction of Tokyo District Courts